Shepherd Ave Capital Acquisition Corp

November 15, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

Attention: Ruairi Regan

100 F Street, N.E.

Washington, DC 20549

Re:	Shepherd Ave Capital Acquisition Corp Amendment No. 2 to Registration Statement on Form S-1 Filed October 30, 2024 File No. 333-280986

Dear Mr. Ruairi Regan:

We hereby provide a response to the comments issued in a letter dated November 7, 2024, (the “Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File Number 333-280986, the “Registration Statement”). Contemporaneously, we are filing Amendment No. 3 to the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Form S-1 filed October 30, 2024

Cover Page

1.	We note your disclosure that after the offering, you intend to continue paying monthly cash compensation to your CEO and CFO pursuant to offer letters dated June 14, 2024 and June 6, 2024, respectively, through the net proceeds of this offering that will not be held in the Trust Account. Please clarify where this compensation is included in your table on page 82 that shows the use net proceeds not held in the trust account. Additionally, it appears the letter with your CFO, Ms. Peng, is dated June 6, 2024, however, you disclose an offer letter with Ms. Peng dated May 25, 2024 on pages 9, 104 and 125. Please revise your disclosure to reconcile these discrepancies.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 10, 83-84, 106 and 129 of the Amended S-1.

Summary, page 1

2.	Please address the last sentence of prior comment 5. Describe the extent to which these items of compensation and/or securities issuances including from the antidilution adjustment of the insider shares may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5-7, 10, 102-104, 106-107, 125-127, and 129-130 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ William S. Snyder
William W. Snyder, CEO

cc:	Arila E. Zhou, Esq. Robinson & Cole LLP